UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

CHENIERE ENERGY PARTNERS LP

HOLDINGS, LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

I6411W108

(CUSIP Number)

Michael J. Wortley

700 Milam Street

Suite 1900

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16411W108	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 185,600,000 Common Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 185,600,000 Common Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,600,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1%[1]
14	TYPE OF REPORTING PERSON CO - corporation

[1]	The percentages relating to common shares reported herein are based on 231,700,000 common shares outstanding as of August 1, 2016, as reported in the Form 10-Q filed with the Securities and Exchange Commission by the Issuer on August 9, 2016.

CUSIP No. 16411W108	SCHEDULE 13D	Page 3 of 4

Explanatory Note

This Amendment No. 4 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by Cheniere Energy, Inc. with the United States Securities and Exchange Commission on December 20, 2013, as amended by Amendment No. 1 to Schedule 13D filed on November 19, 2014, as amended and restated in its entirety by Amendment No. 2 to Schedule 13D filed on May 13, 2016 and as further amended by Amendment No. 3 to Schedule 13D filed on August 12, 2016 (collectively, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended by adding the following paragraphs:

On September 29, 2016, representatives of the Reporting Person delivered a proposal (the “Cheniere Proposal Letter”) to the Board of Directors of the Issuer to acquire all of the outstanding Common Shares of the Issuer not already owned by the Reporting Person in exchange for shares of common stock of the Reporting Person, par value $.003 (the “Cheniere Stock”), at an exchange ratio of 0.5049 shares of Cheniere Stock for each Common Share of the Issuer. The foregoing description of the Cheniere Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Cheniere Proposal Letter which is filed as Exhibit 99.5 hereto and is incorporated by reference in its entirety into this Item 4.

There can be no assurance that any discussions that may occur between the Reporting Person and the Issuer will contain transaction terms consistent with those described in the Cheniere Proposal Letter or result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a possible transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a potential transaction and the consummation of any such transaction is subject to a number of contingencies, which are beyond the control of the Reporting Person, including the satisfactory completion of due diligence, the approval of the Boards of Directors of the Issuer and the Reporting Person, the approval of a conflicts committee established by the Board of Directors of the Issuer, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

The Reporting Person does not intend to disclose developments with respect to the foregoing unless and until the Boards of Directors of the Issuer and the Reporting Person have approved a specific transaction, if any, except as may be required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.5	Cheniere Proposal Letter, dated September 29, 2016

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

September 30, 2016

CHENIERE ENERGY, INC.

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title:	Executive Vice President and Chief Financial Officer